NATIONWIDE LIFE INSURANCE COMPANY [ONE NATIONWIDE PLAZA COLUMBUS, OHIO 43215] [1-800-848-6331] (For any inquiries) [www.nationwide.com]

NATIONWIDE LIFE INSURANCE COMPANY (“Nationwide”) is a stock life insurance company organized under the laws of the State of Ohio. Nationwide will provide the benefits described in the Contract, including making annuity payments to the Annuitant beginning on the Annuitization Date. The Contract is provided in return for the Purchase Payment(s) made by the Contract Owner.

RIGHT TO EXAMINE AND CANCEL

THE CONTRACT OWNER HAS THE “RIGHT TO EXAMINE AND CANCEL” THE CONTRACT. THE CONTRACT OWNER MAY RETURN THE CONTRACT WITHIN TEN DAYS (SIXTY DAYS IF THE CONTRACT IS A REPLACEMENT) OF THE DATE IT IS RECEIVED BY THE CONTRACT OWNER TO THE HOME OFFICE OF NATIONWIDE OR THE AGENT THROUGH WHOM IT WAS PURCHASED. WHEN NATIONWIDE RECEIVES THE CONTRACT, IT WILL CANCEL THE CONTRACT AND REFUND THE CONTRACT VALUE IN FULL, PLUS ANY CHARGES DEDUCTED AS OF THE CANCELLATION DATE.

Please note: Nationwide reserves the right to allocate Purchase Payments received during the “Right to Examine and Cancel” period to a money market fund and will allocate the Contract Value to the underlying mutual fund options specified by the Contract Owner when the “Right to Examine and Cancel” period has expired. Nationwide would apply this reservation of right in a nondiscriminatory manner.

THIS IS A LEGAL CONTRACT BETWEEN NATIONWIDE AND THE CONTRACT OWNER, PLEASE READ IT CAREFULLY. IF THE CONTRACT IS NOT RETURNED DURING THE “RIGHT TO EXAMINE AND CANCEL” PERIOD, THE CONTRACT OWNER WILL BE BOUND BY THE TERMS OF THE CONTRACT.

Executed for Nationwide on the Date of Issue by:

Individual Modified Single Purchase Payment Variable Deferred Annuity Contract, Non-Participating

with Guaranteed Minimum Death Benefit and Contingent Deferred Sales Charge Waivers

For early withdrawal: Please consult a tax advisor about your individual circumstances.

ANNUITY PAYMENTS, DEATH BENEFITS, SURRENDER VALUES, AND OTHER VALUES PROVIDED BY THE CONTRACT ARE BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT. THESE VALUES ARE VARIABLE AND MAY INCREASE OR DECREASE WITH THE FLUCTUATIONS OF THE NET INVESTMENT FACTOR AND ARE NOT GUARANTEED AS TO FIXED-DOLLAR AMOUNT, UNLESS OTHERWISE SPECIFIED.

NOTICE: Details of the variable provisions of this Contract are on pages 7 and 101.

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DEFINITIONS

Accumulation Unit - An accounting unit of measure used to calculate the Variable Account value before the Annuitization Date.

Annuitant - The person upon whose continuation of life any annuity payments involving life contingencies depends.

Annuitization - The period during which annuity payments are received by the Annuitant.

Annuitization Date - The date annuity payments actually begin.

Annuity Commencement Date - The date annuity payments are scheduled to begin.

Beneficiary - The person designated by the Contract Owner to receive certain benefits under the Contract if the Annuitant or Contract Owner dies before the Annuitization Date and there is no surviving Joint Owner.

Co-Annuitant - The person designated by the Contract Owner to receive the spousal protection feature. Only one Co-Annuitant upon Annuitization may be the Annuitant upon whose continuation of life any annuity payments involving life contingencies depends.

Contingent Annuitant - The person designated by the Contract Owner to be the recipient of certain rights or benefits under the Contract if the Annuitant dies before the Annuitization Date.

Contingent Beneficiary - The person designated by the Contract Owner to receive the benefits accorded the Beneficiary if the Beneficiary is not living when the Annuitant dies.

Contingent Owner - The person designated by the Contract Owner to succeed to the rights of a Contract Owner if the Contract Owner dies before Annuitization and there is no Joint Owner.

Contract - The terms, conditions, benefits and rights of the annuity described in this document, as well as any documents describing elected riders, endorsements or attached application form.

Contract Anniversary - Beginning with the Date of Issue, each recurring one-year anniversary of the Date of Issue during which the Contract remains in force.

Contract Owner(s) - The person possessing all rights under the Contract prior to the Annuitization Date, unless there is a Joint Owner.

Contract Value - The value of the Variable Accounts.

Date of Issue - The date the first Purchase Payment is applied to the Contract.

Death Benefit - The benefit payable when the Annuitant or Co-Annuitant dies before the Annuitization Date, unless a Contingent Annuitant has been named.

Joint Owner - The person possessing an undivided interest in the entire Contract with the Contract Owner. If there is a Joint Owner, references to Contract Owner and Joint Owner will apply to both of them, or either of them, unless the context requires otherwise.

Nationwide - Nationwide Life Insurance Company.

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Non-Qualified Contract - A Contract that does not qualify for favorable tax treatment under Internal Revenue Code Sections 408, 408A or 401(a). The tax qualified status of the Contract is stated on the Contract Specifications Page.

Purchase Payment(s) - New money deposited into the Contract by the Contract Owner.

Sub-Accounts - Divisions of the Variable Accounts where Accumulation Units are maintained. Each Sub-Account corresponds to a different underlying mutual fund.

Surrender - A withdrawal of part or all of the Contract Value from the Contract.

Surrender Value - The value of amounts Surrendered from the Contract. This is the Contract Value minus any applicable charges described in the Contract and any applicable premium taxes.

Valuation Date - Each day the New York Stock Exchange and Nationwide’s home office are open for business or any other day during which there is a sufficient degree of trading in the Sub-Accounts of the Variable Accounts that the current net asset value of its Accumulation Units might be materially affected. Values of the Variable Accounts are determined as of the close of the New York Stock Exchange which generally closes at 4:00 pm Eastern Time, but may close earlier on certain days and as conditions warrant.

Valuation Period - The period of time commencing at the close of a Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Variable Accounts - Separate investment accounts of Nationwide into which Purchase Payments may be allocated.

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GENERAL PROVISIONS

Entire Contract

The Contract and a copy of any attached application, together with any amendments, endorsements, or riders, make up the entire agreement between Nationwide and the Contract Owner.

All statements made by, or under the authority of, the applicant for the issuance of the Contract are deemed representations and not warranties.

Non-Participating

The Contract is non-participating. It does not share in the surplus of Nationwide.

Incontestability

The Contract, with respect to statements relating to age, sex and identity, shall not be contested by Nationwide after it has been in force during the lifetime of the Annuitant for a period of two years from the Date of Issue.

Evidence of Survival

If annuity payments depend on a person being alive, then Nationwide may require proof that person is still living before making annuity payments.

Alteration or Modification

Changes to the Contract must be made in writing and signed by Nationwide’s President or Secretary. The Contract may be modified or superseded by applicable law subject to state regulatory approval. Unless specifically set forth in the applicable state or federal law, prior written consent of the Contract Owner is required if such change diminishes the rights and/or benefits under a previously approved Contract in any matter. A copy of the amendment will be furnished to the Contract Owner if required.

Assignment

A Contract Owner may assign some or all rights under the Contract. An assignment has to be made in writing and signed by the Contract Owner during the lifetime of the Annuitant and before the Annuitization Date.

The assignment takes effect on the date it is signed, subject to any action taken by Nationwide prior to receipt of the notice. Nationwide is not responsible for the validity or tax consequences of any assignment or for any payment or other settlement made prior to Nationwide’s receipt of the assignment.

An assignment will not be considered received until Nationwide has received sufficient direction from the Contract Owner and assignee as to how rights under the Contract will be allocated.

Protection of Proceeds

Proceeds under the Contract are not assignable by any Beneficiary prior to the time they become payable. To the extent permitted by applicable law, proceeds are not subject to the claims of creditors or to legal process.

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Misstatement of Age or Sex

If the age or sex of the Contract Owner, Joint Owner, Annuitant, Co-Annuitant, Beneficiary or Contingent Beneficiary is misstated, all payments and benefits under the Contract will be adjusted. Payments and benefits will be based on the correct age or sex. Proof of age may be required at any time, in a form satisfactory to Nationwide. When age or sex has been misstated, the dollar amount of any overpayment will be deducted from the next payment or payments due under the Contract. The dollar amount of any underpayment made by Nationwide as a result of an age or sex misstatement will be paid in full with the next payment due under the Contract.

Any adjustment for overpayment or underpayment will include interest charged or credited, as applicable, at a rate of 5%.

Reports

Before Annuitization, a report will be sent to the Contract Owner at his or her last known address at least once a year. The information provided in the report will be as of a date no more than four months prior to the date of mailing.

The report will contain at least the following information:

(1)	The beginning and ending dates of the report period.

(2)	The Contract Value at the beginning and ending of the report period.

(3)	Amounts credited to and deducted from the Contract Value during the report period, including Purchase Payments, Surrenders, Contingent Deferred Sales Charge, and other Contract charges.

(4)	The Surrender Value at the end of the reporting period and any other information required by federal law or law in the state of New York.

(5)	The current Death Benefit amount.

Additional reports are available upon request for no additional charge.

CONTRACT EXPENSES

Variable Account Charges

Mortality and Expense Risk Charge - Nationwide deducts a Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is shown on the Contract Specifications Pages, and is assessed as an annualized maximum rate of the daily net assets of the Variable Accounts. Nationwide reserves the right to charge less than the maximum rate.

These charges compensate Nationwide for expenses it incurs including insurance benefit expenses, as well as expenses associated with issuing, maintaining, and assuming certain risks in connection with the Contract. The election of any available riders may increase the Variable Account charges. Nationwide deducts the Variable Account charges from the Variable Accounts each business day based on the value of the Variable Accounts.

Contingent Deferred Sales Charge (“CDSC”)

A CDSC may be assessed by Nationwide for any Surrender from the Contract. The CDSC covers expenses related to the sale of the Contract. The CDSC applies only to Purchase Payments that are Surrendered.

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The CDSC is calculated by multiplying the applicable CDSC Percentage shown on the Contract Specifications Pages by the Purchase Payments Surrendered. In calculating the CDSC, all Surrenders are treated as coming from the oldest Purchase Payment first and then from the next oldest Purchase Payment and so forth. Earnings on Surrendered Purchase Payments are not considered until all Purchase Payments are Surrendered. Amounts Surrendered as described in the CDSC Free Partial Surrenders paragraphs below are not considered a Surrender of Purchase Payments.

For federal income tax purposes, full or partial Surrenders are treated as a withdrawal of earnings first.

Waiver of Contingent Deferred Sales Charge

Nationwide will waive or reduce CDSC for the Surrenders listed below. If a CDSC waiver claim is denied by Nationwide the Surrender Value will not be disbursed until the Contract Owner has been notified of the denial and provided with the opportunity to accept or reject the Surrender Value, including any CDSC. A complete Surrender of the Contract will not prejudice (i.e. cancel) the application of any CDSC waiver for which the Contract Owner meets the required conditions.

(1)

CDSC Free Partial Surrenders - Each year (beginning with the Date of Issue), the Contract Owner may Surrender without CDSC an amount equal to the greatest of: (a) the net difference of Purchase Payments still subject to CDSC less Purchase Payments that have been Surrendered and were subject to CDSC, multiplied by the applicable Free Withdrawal Percentage shown on the Contract Specifications Pages; or (b) the amount required to meet minimum distribution requirements under the Internal Revenue Code.

This CDSC Free Partial Surrender privilege described in the preceding paragraphs is non-cumulative. This means any part of the CDSC Free Partial Surrender amount not taken by the Contract Owner in a given year cannot be added to the available CDSC Free Partial Surrender amount in any later years. The CDSC Free Partial Surrender only applies to partial Surrenders. If the entire Contract is fully Surrendered, then CDSC will apply to all Purchase Payments Surrendered.

For purposes of the CDSC Free Partial Surrender privilege, a full Surrender is also considered: (a) a Surrender of the entire Surrender Value in any one year period (as measured from a Contract Anniversary date or the Date of Issue) or (b) any Surrender of 90% or more of the Contract Value.

(2)

Death Benefit Payment - CDSC is not charged on payment of the Death Benefit if the Annuitant or Co-Annuitant dies before the Annuitization Date. However, if the Contract is continued and Purchase Payments are made after the death of Annuitant, a CDSC will apply to those Purchase Payments.

(3)	Annuity Payments - CDSC is not charged on amounts applied to an annuity payment option.

PARTIES TO THE CONTRACT

Nationwide and the Contract Owner (including any Joint Owner) are the primary parties to the Contract. Additional parties listed in the Contract may be entitled to certain rights, but only under specific conditions, as described in the Contract.

The Contract Owner may change a party named in the Contract, except a Joint Owner, if the change request is in writing. A change, upon receipt and recording by Nationwide, will be effective as of the date the written request is signed, unless otherwise specified by the Contract Owner. Nationwide, however, is not responsible for payment or other actions taken before the change request is received. Changes to an Annuitant require Nationwide’s written consent and may only be done prior to the Annuitization Date. Nationwide is not responsible for the tax implications of any changes to the named parties.

A change of Contract Owner may require verification that the identity of the signing parties (i.e. the Contract Owner, the Joint Owner (if applicable), and the person designated as the new Contract Owner) are valid. Nationwide utilizes this verification process primarily as an identity validation tool in instances of suspected fraud.

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Changes to an Annuitant or Contingent Annuitant are subject to approval by Nationwide. The new Annuitant must meet the requirements described in the Annuitant and Contingent Annuitant provisions of this Contract. At the time of the change, the Annuitant and Contingent Annuitant must be no older than the Maximum Annuitant Age and Maximum Contingent Annuitant Age shown on the Contract Specifications Pages (or age requirements of any elected optional benefit). If any Contract Owner is not a natural person, the change of the Annuitant will be treated as the death of the Contract Owner.

Nationwide

Nationwide is a stock life insurance company organized under Ohio law.

In issuing this Contract, Nationwide intends to offer only annuity and related benefits (including death benefits) to single individuals and their beneficiaries.

Contract Owner

The Contract Owner has all rights under the Contract before the Annuitization Date, unless a Joint Owner is named. If the person purchasing the Contract names someone else as the Contract Owner, then the purchaser will have no rights under the Contract.

The Annuitant becomes the Contract Owner on the Annuitization Date.

Joint Owner

Joint Owners have an undivided interest in the Contract and any exercise of ownership rights in the Contract must be in writing and signed by both Joint Owners. The tax qualified status of the Contract is stated on the Contract Specifications Page.

Contingent Owner

The Contingent Owner may receive benefits under the Contract, but only if the Contract Owner is not named as the Annuitant, dies prior to the Annuitization Date, and there is no surviving Joint Owner. If more than one Contingent Owner survives the Contract Owner, each will share equally unless otherwise specified in the Contingent Owner designation.

If a Contract Owner is named as the Annuitant and dies before the Annuitization Date, then the Contingent Owner does not have any rights in the Contract. If a surviving Contingent Owner is also named as the Beneficiary, then the surviving Contingent Owner will have all the rights of a Beneficiary.

Annuitant

The Annuitant is the person who will receive annuity payments upon Annuitization. The Annuitant must be no older than the Maximum Annuitant Age shown on the Contract Specifications Pages at the time of Contract issuance. The Annuitant may not be changed prior to the Annuitization Date without Nationwide’s written consent.

Co-Annuitant

Co-Annuitants may be named for the sole purpose of utilizing the spousal protection feature. The Co-Annuitants must be spouses and the Co-Annuitant be no older than the Maximum Co-Annuitant Age shown on the Contract Specifications Pages at the time of Contract issuance. If either Co-Annuitant dies before the Annuitization Date, the surviving Co-Annuitant may continue the Contract and will receive the benefit of the spousal protection feature as described in the Spousal Protection Feature subsection of the Succession of Rights and the Death Benefit section.

One of the Co-Annuitants must be treated as the Annuitant for purposes of payment under an annuity payment option.

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Contingent Annuitant

If the Annuitant dies before the Annuitization Date, the Contingent Annuitant becomes the Annuitant. The Contingent Annuitant must be no older than the Maximum Contingent Annuitant Age shown on the Contract Specifications Pages at the time of Contract issuance. All provisions of the Contract that are based on the death of the Annuitant prior to the Annuitization Date will be based on the death of the last survivor of the Annuitant and Contingent Annuitant.

Beneficiaries and Contingent Beneficiaries

The Beneficiary may be entitled to certain rights under the Contract. Whether these rights actually vest depends on several conditions. The Contingent Beneficiary has no rights unless the Contingent Beneficiary survives all Beneficiaries and such Beneficiaries (had they survived) would be entitled to receive payments under the Contract. The right to receive payments under the Contract, including the Death Benefit, is described in detail in the Succession of Rights and the Death Benefit section of the Contract.

Unless otherwise directed by the Contract Owner, the following will apply:

(1)

after the death of the Contract Owner (assuming all rights vest with the Beneficiary as described in the preceding paragraphs), the Beneficiary may name a successor beneficiary. A successor beneficiary will have the right to receive any Contract proceeds remaining after the Beneficiary dies;

(2)	if there is more than one Beneficiary, each will share equally in any right to receive payment;

(3)	if there is more than one Contingent Beneficiary, each will share equally in any right to receive payment.

CONTRACT INVESTMENT OPTIONS

Variable Accounts

Nationwide may make available one or more Variable Accounts in which Contract Owners may elect to invest.

Variable Accounts are segregated investment accounts of Nationwide. All assets of the Variable Accounts remain the property of Nationwide, but are not charged with the liabilities from any other of its businesses. Income gains and losses of the Variable Accounts reflect their own investment experience and not the investment experience of Nationwide. Although the assets in the Variable Accounts are the property of Nationwide, it is obligated to make payments to the parties of the Contract. The portion of assets of the Variable Accounts equal the reserves and other contract liabilities.

Each Variable Account may offer various underlying investment options, each being a Sub-Account of the Variable Account. The Contract Owner may allocate Purchase Payments to any of the available Sub-Accounts of each Variable Account. Purchase Payments allocated to Sub-Accounts may be subject to terms or conditions established by the corresponding underlying investment option.

The underlying investment options available in the Variable Accounts are not publicly traded investment options or mutual funds.

The value of amounts allocated to each Sub-Account is determined by multiplying the number of Accumulation Units in the Sub-Account by the Accumulation Unit value. Charges assessed by the underlying investment options, as well as the Variable Account charge, are deducted each day when calculating the Accumulation Unit value. When a Sub-Account is established, the Accumulation Unit value is initially set at $10 per unit. The Accumulation Unit value of the Sub-Account fluctuates based on the investment performance of the corresponding underlying investment option. Investment experience is not tied to the number of Accumulation Units, but the value of the Accumulation Units. Accumulation Units of a Sub-Account are added by Purchase Payment or transfer allocations. Accumulation Units of a Sub-Account are subtracted by any Surrenders, transfers to other Sub-Accounts or charges described in the Contract Expenses section (except the Variable Account charge).

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The investment performance of a Sub-Account is determined by the net investment factor. The net investment factor is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)

is the net asset value for the current Valuation Period of the underlying investment option corresponding to the Sub-Account (plus any dividend or income distributions made by such underlying investment option);

(b)	is the net asset value of the underlying investment option determined as of the preceding Valuation Period; and

(c)	is a factor representing the daily Variable Account charge (determined by taking the annualized Variable Account charge and dividing it by the number of days in the current calendar year).

If the net investment factor is multiplied by the preceding Valuation Period’s Accumulation Unit value, the result will be the current Valuation Period’s Accumulation Unit value. If the net investment factor is greater than 1, the Accumulation Unit value increases. If the net investment factor is less than 1, the Accumulation Unit value decreases.

If an underlying investment option is no longer available for investment by a Variable Account or if, in the judgment of Nationwide’s management, further investment in such underlying investment option would be inappropriate in view of the purposes of the Contract, Nationwide may substitute another underlying investment option for an underlying investment option already purchased or to be purchased in the future by Purchase Payments under the Contract.

In the event of a substitution or change, Nationwide may make changes to the Contract and other contracts of this class as may be necessary to reflect the substitution or change. Nothing contained in the Contract will prevent the Variable Accounts from purchasing other securities for other series or classes of contracts or from effecting a conversion between series or classes of contracts on the basis of requests made individually by owners of such contracts.

OPERATION OF THE CONTRACT

Purchase Payments

The Contract is issued in consideration of the Purchase Payment(s) made by the Contract Owner. Purchase Payments are accepted by Nationwide at its home office in Columbus, Ohio. The Minimum Initial Purchase Payment shown on the Contract Specifications Pages is required on the Date of Issue. The Contract Owner may satisfy the Minimum Initial Purchase Payment shown on the Contract Specifications Pages through one or more additional Purchase Payments.

Any additional Purchase Payments must be specified at the time of application and Nationwide will only accept additional Purchase Payments made in connection with a Section 1035 exchange or transfer. Nationwide reserves the right to reject any additional Purchase Payments that are not received within six months of the Date of Issue. In no event will Nationwide accept additional Purchase Payments received on or after the first Contract Anniversary.

Notwithstanding the preceding paragraph, total cumulative Purchase Payments under the Contract and any other annuity contract issued by Nationwide or any of its subsidiaries or affiliates with the same Contract Owner, Joint Owner, Annuitant, or Co-annuitant may not exceed $1,000,000 (and will be returned to the Contract Owner), unless Nationwide agrees in writing to accept Purchase Payments exceeding $1,000,000. The consent of Nationwide will not be unreasonably withheld nor applied in a discriminatory manner.

Transfers

Prior to the Annuitization Date, and provided that more than one investment option is available for direct allocation, transfers among the investment options available under the Contract are permitted 20 times per calendar year. Nationwide accepts transfers in excess of 20, but only if they are sent via ordinary U.S. Mail. For purposes of determining the number of transfers, the following will apply:

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(1)	a transfer is considered to be one or more allocations of Contract Value among available investment options on a single business day;

(2)	the transfer limit of 20 will be set (or re-set) every calendar year beginning January 1st;

(3)	transfers not exercised during a given calendar year cannot be “banked” or otherwise accumulated and used in subsequent calendar years (transfer limits are non-cumulative in nature);

There are certain transfer restrictions, prohibitions or fees that may be imposed by underlying mutual funds.

Subject to state and federal securities law and Securities and Exchange Commission rules, Nationwide may refuse, limit or otherwise restrict transfer requests, or take any other reasonable action it deems necessary to protect Contract Owners, Annuitants and/or Beneficiaries from short-term trading strategies or other harmful investment practices that negatively impact underlying mutual fund performance. Nationwide may restrict a Contract Owner engaged in such a practice or strategy or a third-party acting on behalf of a Contract Owner(s).

Nationwide’s failure to take action in any one or more instances with respect to the preceding restrictions is not, nor is it to be construed or deemed as, a further or continuing waiver of its right to enforce them.

Surrenders

The Contract Owner may Surrender part or all of the Contract Value before the earlier of:

(1)	the death of the Annuitant and any Contingent Annuitant; or

(2)	the Annuitization Date.

Nationwide requires that Surrender requests be made in writing and may require the return of the Contract if the entire Contract Value is being Surrendered.

After three years from the Date of Issue, Nationwide may treat a request for a partial Surrender as a request for a full Surrender of the Contract if (a) the partial Surrender would reduce the Contract Value to an amount less than the Minimum Contract Value Amount specified on the Contract Specifications Pages; (b) cumulative Purchase Payments (minus any Surrenders) is less than the Minimum Contract Value Amount specified on the Contract Specifications Pages; and (c) no additional Purchase Payments have been submitted for the preceding two consecutive years (as measured from a Contract Anniversary date or the Date of Issue).

To ensure Surrenders are being requested properly, Nationwide reserves the right to require a signature guarantee by a qualifying institution or firm qualified to give such a guarantee. Nationwide utilizes the guaranteed signature(s) primarily as an identity validation tool in instances of suspected fraud.

Unless the Contract Owner provides specific direction to Nationwide as to how amounts from the Contract are to be Surrendered, Nationwide will process requests for Surrender in the following manner:

(1)

Proportional Surrender - Surrenders will be taken proportionally from the Sub-Accounts and/or Variable Accounts in which the Contract Owner is invested based on the value in each Sub-Account at the time of the request.

(2)

Surrender Amount Received - The amount received by the Contract Owner will be equal to the amount of the Surrender requested by the Contract Owner minus any charges described in the Contract Expenses section or adjustments and any applicable premium taxes.

The Surrender Value will be paid to the Contract Owner within seven days of the date Nationwide receives, at its home office in Columbus, Ohio, the properly executed Surrender request from the Contract Owner.

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The Surrender Value is equal to:

(1)	the Contract Value; minus

(2)	any charges described in the Contract Expenses section; minus

(3)	any state premium taxes.

Any applicable federal income taxes are not included in calculating the Surrender Value.

Nationwide has the right to suspend or delay the date of any Surrender from the Variable Accounts for any period when;

a)	the New York Stock Exchange is closed,

b)	when trading on the New York Stock Exchange is restricted,

c)

when an emergency exists and as a result the disposal of securities in the Variable Accounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the net assets in the Variable Accounts, or

d)	during any other period when the Securities and Exchange Commission by order permits a suspension of Surrender for the protection of security holders.

Rules and regulations of the Securities and Exchange Commission may govern as to whether certain conditions set forth in the preceding paragraphs exist.

Surrenders Required by the Internal Revenue Code

Certain Surrenders may be required by the Internal Revenue Code (the “Code”). For purposes of this section, a Surrender may also be termed a “distribution” or a “required distribution.” In no case may a Surrender be delayed beyond the time specified by Internal Revenue Code Section 72(s).

If any Contract Owner or Joint Owner dies (including an Annuitant who becomes the Contract Owner of the Contract on the Annuitization Date), certain distributions are required by Section 72(s) of the Internal Revenue Code. The following distributions will be made in accordance with these requirements (regardless of any other provisions in the Contract):

(1)

If any Contract Owner dies on or after the Annuitization Date and before the entire interest under the Contract has been distributed, then the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution in effect as of the date of such Contract Owner’s death.

(2)

If any Contract Owner dies before the Annuitization Date, then the entire interest in the Contract (consisting of either the Death Benefit or the Contract Value reduced by certain charges as set forth elsewhere in the Contract) shall be distributed within 5 years of the death of the deceased Contract Owner, provided however:

(a)

If any portion of such interest is payable to or for the benefit of a natural person who is a surviving Contract Owner, Contingent Owner, Joint Owner, Annuitant, Contingent Annuitant, Beneficiary or Contingent Beneficiary as the case may be (each a “designated beneficiary”), such portion may, at the election of the designated beneficiary, be distributed over the life of such designated beneficiary, or over a period not extending beyond the life expectancy of such designated beneficiary, provided that payments begin within one year of the date of the deceased Contract Owner’s death (or such longer period as may be permitted by federal income tax regulations). Life expectancy and the amount of each payment will be determined as prescribed by federal income tax regulations.

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(b)

If the designated beneficiary is the surviving spouse of the deceased Contract Owner, such spouse may elect, in lieu of the Death Benefit, to become the Contract Owner of this Contract, and the distributions required under the Required Distribution Provisions will be made upon the death of such spouse.

In the event that the Contract Owner is not a natural person (e.g., a trust or corporation), then, for purposes of these distribution provisions, (i) the death of the Annuitant shall be treated as the death of any Contract Owner, (ii) any change of the Annuitant shall be treated as the death of any Contract Owner, and (iii) in either case the appropriate distribution required under these distribution rules shall be made upon such death or change, as the case may be. The Annuitant is the primary annuitant as defined in Section 72(s)(6)(B) of the Code.

Additional Tax Information

The Contract is subject to requirements found in the Internal Revenue Code. It is intended that the Contract be treated as an “annuity contract” for federal income tax purposes.

Nationwide will interpret and administer all sections of the Contract in accordance with Internal Revenue Code Section 72(s). Nationwide reserves the right to amend this Contract to comply with requirements set out in the Internal Revenue Code and regulations and rulings thereunder, as they may exist from time to time.

Surrenders are calculated by use of the expected return multiples specified in Tables V and VI of Section 1.72-9 of the Treasury Regulations and calculated in accordance with the calculation methods made available by Nationwide, prescribed by the regulations and elected by the Contract Owner.

If the Contract is issued other than as a Non-Qualified Contract, the Contract Owner will receive an endorsement describing the Contract requirements for the type of Contract issued.

Nationwide will deduct against the Contract Value the amount of any premium taxes levied by a state or any other government entity on Purchase Payments. The method used to recoup premium taxes will be determined by Nationwide at its sole discretion and in compliance with applicable state law. Nationwide currently deducts premium taxes from a Contract Value at one of the following times:

(1)	when the Contract is Surrendered;

(2)	on the Annuitization Date; or

(3)	when Nationwide is subject to the premium tax.

SUCCESSION OF RIGHTS AND THE DEATH BENEFIT

Whether a party to the Contract has certain rights (including the right to receive the Death Benefit) depends on whether certain parties (such as a Contingent Annuitant or Joint Owner) have been named and whether the Contract Owner and the Annuitant is the same person.

Death of the Contract Owner

If the Contract Owner (or any Joint Owner) and the Annuitant are not the same person and such Contract Owner dies before the Annuitization Date, the Death Benefit section does not apply and contractual rights succeed in the following order:

(1)	If there is a surviving Joint Owner, they become the new Contract Owner.

(2)	If there is no surviving Joint Owner, the Contingent Owner becomes the new Contract Owner.

(3)	If there is no surviving Joint Owner or Contingent Owner, the Beneficiary(ies) becomes the new Contract Owner.

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(4)	If there is no surviving Beneficiary(ies), then the last surviving Contract Owner’s estate becomes the new Contract Owner.

Death of Contract Owner/Annuitant

If the Contract Owner (or any Joint Owner) and the Annuitant are the same person, and that person dies before the Annuitization Date, the Death Benefit becomes payable. Rights to the Death Benefit are determined in the following order:

(1)	If there is a surviving Joint Owner, the surviving Joint Owner is entitled to the Death Benefit.

(2)	If there is no surviving Joint Owner, the Beneficiary(ies) are entitled to the Death Benefit.

(3)	If there is no surviving Joint Owner or Beneficiary(ies), then the Contingent Beneficiary(ies) are entitled to the Death Benefit.

(4)	If there is no surviving Contingent Beneficiary(ies), then the last surviving Contract Owner’s estate is entitled to the Death Benefit.

Death of Annuitant

If there is no Contingent Annuitant, the Contract Owner and the Annuitant are not the same person, and the Annuitant dies before the Annuitization Date, then rights to the Death Benefit are determined in the following order:

(1)	the Beneficiary(ies), if they survive the Annuitant;

(2)	the Contingent Beneficiary(ies), if they survive the Annuitant;

(3)	the last surviving Contract Owner’s estate.

Death Benefit Payment

The Death Benefit is only payable if the Annuitant dies before the Annuitization Date. The value of each component comprising the calculation of the amount of the Death Benefit is determined as of the date of the Annuitant’s death, except for the Contract Value component which is valued as of the date Nationwide receives the information necessary to pay a Death Benefit claim as described below.

Prior to paying the Death Benefit, Nationwide must receive in writing at its home office in Columbus, Ohio the following three items: (1) proper proof of the Annuitant’s death; (2) an election specifying the method of Surrender; and (3) state required forms, if any.

Nationwide will accept any one of the following as proper proof of the Annuitant’s death:

(1)	a certified copy of the death certificate;

(2)	a copy of a certified decree of a court of competent jurisdiction as to the finding of death;

(3)	a written statement by a medical doctor who attended the deceased Annuitant; or

(4)	any other proof Nationwide finds acceptable.

VACC-0120NYCV	15	(New York) (11/2023)

The Beneficiary must elect a method of Surrender that complies with any applicable Internal Revenue Code requirements. The Beneficiary may elect to receive the Death Benefit in the form of:

(1)	a lump sum distribution;

(2)	an annuity payment; or

(3)	any distribution that is permitted by state and federal regulations and is acceptable to Nationwide.

The Death Benefit payment will be made upon receipt of due proof of death, which includes proper proof of death and notification of the election on how to receive the Death Benefit. If no election is made, the default method of distribution will be a lump sum.

Payment of Interest on the Death Benefit

The Death Benefit payment will include interest accrued from the eighth day following the date that due proof of death is received by Nationwide. Interest will accrue at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve, based upon the rate in effect on the date that due proof of death is received by Nationwide.

Beginning with the date that is 31 calendar days from the latest of (1), (2), and (3) below to the date the Death Benefit is paid, interest will accrue at the rate described above plus additional interest at a rate of 10% annually, where:

(1)	is the date that due proof of death is received by Nationwide;

(2)	is the date Nationwide receives sufficient information to determine its liability, the extent of the liability, and the appropriate payee legally entitled to the proceeds; and

(3)

is the date that legal impediments to payment of proceeds that depend on the action of parties other than Nationwide are resolved and sufficient evidence of the same is provided to Nationwide. Legal impediments to payment include, but are not limited to (a) the establishment of guardianships and conservatorships; (b) the appointment and qualification of trustees, executors and administrators; and (c) the submission of information required to satisfy state and federal reporting requirements.

Standard Death Benefit

Except in the case where the Contract Owner is changed or the Contract is assigned, if the Annuitant dies before the Annuitization Date, the Death Benefit will be the greater of:

(1)	The Contract Value; or

(2)	the total of all Purchase Payments, less an adjustment for amounts Surrendered.

The adjustment for amounts Surrendered will reduce item (2) above in the same proportion that the Contract Value was reduced on the date of the partial Surrender.

The Death Benefit described above is adjusted in cases where a Contract has cumulative Purchase Payments that are more than the Maximum Purchase Payments for Death Benefit Adjustment shown on the Contract Specifications Pages. The adjustment is calculated using the following formula:

VACC-0120NYCV	16	(New York) (11/2023)

Death Benefit Adjustment Formula

A x F + B x (1 - F)

Where:

A =	The greatest of: (1) the Contract Value; or (2) total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of the Surrender.

B =	The Contract Value

F =	The ratio of the Maximum Purchase Payments for Death Benefit Adjustment shown on the Contract Specifications Pages ~~t~~o sum of all Purchase Payments.

Spousal Protection Feature

The spousal protection feature permits a surviving spouse to continue the Contract while receiving the Death Benefit upon the death of the other spouse. In order to take advantage of this benefit the following will apply.

(1)	One or both of the spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner.

(2)

The spouses must be Co-Annuitants. On the Date of Issue, the Annuitant and Co-Annuitant must be no older than the Maximum Annuitant Age and the Maximum Co-Annuitant Age shown on the Contract Specifications Pages.

(3)	The spouses must be the Beneficiaries, except that a valid trust or custodial arrangement may be established if it is for the exclusive benefit of each spouse.

(4)

No other person may be named as Contract Owner, Annuitant or as primary Beneficiary, except that a Contract Owner or primary Beneficiary may be a valid trust or custodial arrangement established for the exclusive benefit of each spouse.

(5)	If both spouses are alive upon Annuitization, the Contract Owner must specify which spouse is the Annuitant upon whose continuation of life any annuity payments involving life contingencies depend.

(6)

Death of a Co-Annuitant - Prior to Annuitization, upon the death of the Co-Annuitant, the surviving spouse may continue the Contract as its sole Contract Owner. If the chosen Death Benefit is higher than the Contract Value at the time of death, the Contract Value will be adjusted to equal the chosen Death Benefit amount. The surviving spouse may then name a new Beneficiary but may not name another Co-Annuitant.

(7)

If a Co-Annuitant is added at any time after the Date of Issue, a copy of the certificate of marriage must be provided and the date of marriage must be after the Date of Issue. In addition, the Co-Annuitant that is added must be no older than the Maximum Co-Annuitant Age shown on the Contract Specifications Pages.

The Death Benefit is paid on the death of each Co-Annuitant. In no event will Nationwide pay the Death Benefit more than twice.

ANNUITIZATION

The other sections within the Contract primarily deal with provisions involving the accumulation of amounts in the various contract investment options, certain contractual benefits and rights that occur prior to receiving any annuity payments.

This Annuitization section primarily describes the right to receive certain payments upon Annuitization, including guarantees with respect to certain life contingent payment options.

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Annuity Commencement Date

The Annuity Commencement Date is selected by the Contract Owner. The date must be at least one year after the Date of Issue. If an Annuity Commencement Date is not selected, it will be the date the Annuitant reaches age 95.

The Contract Owner may change the Annuity Commencement Date if the following requirements are met:

(1)	the requested change is before the Annuitization Date;

(2)	the change is made in writing and approved by Nationwide;

(3)	the new Annuity Commencement Date is not later than the first day of the first calendar month after the Annuitant’s 95th birthday.

A change will become effective as of the date received at Nationwide’s home office in Columbus, Ohio.

Annuitization Process

Annuitization is irrevocable once payments have begun. A fixed payment annuity is the only available option. In order to annuitize the Contract, the Contract Owner must provide Nationwide with an election in writing of an Annuity Payment Option.

Annuity benefits at the time of their commencement will not be less than the annuity benefits that would be paid if 100% of the Contract Value was used to purchase any single consideration immediate annuity contract offered by Nationwide at that time to the same class of annuitants.

Calculation of Fixed Annuity Payments

The first payment of a fixed payment annuity is determined by applying the Contract Value, less applicable premium tax, to the fixed annuity table in effect on the Annuitization Date for the Annuity Payment Option elected.

The purchase rates for any options guaranteed to be available will be determined on a basis not less favorable than 0.5% minimum interest. The purchase rate tables are based on the sex-distinct Annuity 2012 Basic Mortality table (Age Last Birthday) using a ten-year age setback with Projection Scale G2 with Conservatism (ALB) at 0.5% interest. For purposes of the purchase rate tables, the payees’ actual ages as of their respective last birthdays are used. Other combinations are available upon request.

Frequency and Amount of Payments

All annuity payments will be mailed within 10 business days of the scheduled payment date. Payments will be made based on the Annuity Payment Option selected and frequency selected.

However, if any annuity payment would be or becomes less than the Minimum Annuity Payment Amount, Nationwide may change the frequency of payments to an interval that results in payments of at least the Minimum Annuity Payment Amount. The Minimum Annuity Payment Amount is shown on the Contract Specifications Pages. In no event will Nationwide make payments under an annuity option less frequently than annually. If any annuity payment would be or becomes less than the Minimum Annuity Payment Amount, Nationwide has the right to pay this amount in one lump sum instead of periodic annuity payments.

Large Size Annuity Contracts

Any references in this Contract to Purchase Payment amounts in excess of $1,000,000 are assumed to have been approved by Nationwide as described in the Purchase Payments subsection of the Operation of the Contract section.

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Notwithstanding any other provision in the Contract, the following will apply to all issued Contracts for which cumulative Purchase Payments received, and/or the Contract Value annuitized, exceed $2,000,000. Nationwide may limit the available Annuity Payment Option to a fixed Single Life Annuity with a guaranteed period of payments through age 95 or 20 years (whichever is greater).

In addition, Nationwide may limit the amount of the Contract Value applied to an Annuity Payment Option to $5,000,000 per Contract and/or for all Nationwide issued annuity contracts with the same Annuitant. For amounts in excess of $5,000,000, the Contract Owner must:

(1)	reduce the amount to be annuitized to $5,000,000 or less by taking a partial Surrender from the Contract;

(2)	reduce the amount to be annuitized to $5,000,000 or less by exchanging the portion of the Contract Value in excess of $5,000,000 to another annuity contract; or

(3)	annuitize the portion of the Contract Value in excess of $5,000,000 under an Annuity Payment Option with a term certain, if available.

ANNUITY PAYMENT OPTIONS

Selection of Annuity Payment Option

The Contract Owner may select an Annuity Payment Option prior to Annuitization. The following applies to the selection of an Annuity Payment Option:

(1)	If no Annuity Payment Option is selected, Nationwide will automatically set it as a fixed payment single life annuity with a guaranteed period of 240 months.

(2)	Whether the Annuity Payment Option is selected by the Contract Owner or established automatically by Nationwide the Annuity Payment Option may not be changed.

(3)	Annuity Payment Options available may be limited based on age of the Annuitant (and any designated second person upon whose continuation of life any lifetime payments may depend).

(4)	Annuity Payment Options may also be limited based on requirements under the Internal Revenue Code.

The Annuity Payment Options found in the Contract are guaranteed to be available by Nationwide subject to the restrictions set forth in the preceding paragraphs and the Large Size Annuity Contracts subsection of the Annuitization section.

Single Life Annuity

The amount to be paid under this option will be paid during the lifetime of the Annuitant. Payments will cease with the last payment due prior to the death of the Annuitant. This option is not available for Annuitants who are 86 or older on the Annuitization Date.

No withdrawals other than the scheduled annuity payments are permitted. No Death Benefit will be paid.

Standard Joint and Survivor Annuity

The amount to be paid under this option will be paid during the joint lifetimes of the Annuitant and a designated second person. Payments will continue as long as either is living. Payments will cease with the last payment due prior to the death of the last survivor of the Annuitant and the designated second person. This option is not available for Annuitants or designated second persons who are 86 or older on the Annuitization Date.

No withdrawals other than the scheduled annuity payments are permitted. No Death Benefit will be paid.

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Single Life Annuity With 10 or 20 Year Term Certain

The amount to be paid under this option will be paid monthly during the lifetime of the Annuitant. A guaranteed term of 10 or 20 years may be selected. If the Annuitant dies prior to the end of this guaranteed period the recipient chosen by the Contract Owner will receive the remaining monthly guaranteed payments.

No withdrawals other than the scheduled annuity payments are permitted.

Any Other Option

Payment options not set forth in the Contract are available only if they are approved by Nationwide.

Confirmation of Annuity Payments

Nationwide will issue within 30 days of the Annuitization Date a confirmation of the elected Annuity Payment Option.

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GUARANTEED ANNUITY TABLES

FIXED MONTHLY BENEFITS PER $1000 APPLIED

LIFE ANNUITY: MONTHLY ANNUITY PAYMENTS

	Male Guaranteed Period				Female Guaranteed Period
ANNUITANT’S AGE	NONE	120 MONTHS	240 MONTHS	ANNUITANT’S AGE	NONE	120 MONTHS	240 MONTHS
50	2.00	1.99	1.98	50	1.92	1.92	1.91
51	2.04	2.04	2.02	51	1.96	1.96	1.95
52	2.08	2.08	2.06	52	2.00	2.00	1.99
53	2.13	2.12	2.10	53	2.04	2.04	2.03
54	2.17	2.17	2.15	54	2.08	2.08	2.07
55	2.22	2.22	2.19	55	2.13	2.12	2.11
56	2.27	2.27	2.24	56	2.17	2.17	2.15
57	2.33	2.32	2.29	57	2.22	2.22	2.20
58	2.38	2.37	2.34	58	2.27	2.27	2.25
59	2.44	2.43	2.39	59	2.33	2.32	2.30
60	2.50	2.49	2.45	60	2.38	2.38	2.35
61	2.57	2.56	2.51	61	2.44	2.43	2.40
62	2.64	2.62	2.57	62	2.50	2.49	2.46
63	2.71	2.69	2.63	63	2.57	2.56	2.52
64	2.79	2.77	2.69	64	2.64	2.63	2.58
65	2.87	2.84	2.76	65	2.71	2.70	2.64
66	2.95	2.93	2.83	66	2.79	2.77	2.71
67	3.04	3.01	2.90	67	2.87	2.85	2.77
68	3.14	3.10	2.98	68	2.95	2.93	2.84
69	3.24	3.20	3.05	69	3.05	3.02	2.92
70	3.34	3.30	3.13	70	3.14	3.11	2.99
71	3.46	3.40	3.21	71	3.24	3.21	3.07
72	3.58	3.52	3.30	72	3.35	3.31	3.15
73	3.70	3.63	3.38	73	3.46	3.42	3.23
74	3.84	3.76	3.46	74	3.59	3.53	3.32
75	3.99	3.89	3.55	75	3.71	3.65	3.40
76	4.14	4.03	3.63	76	3.85	3.77	3.49
77	4.31	4.18	3.72	77	4.00	3.91	3.57
78	4.49	4.34	3.80	78	4.16	4.05	3.66
79	4.69	4.51	3.88	79	4.33	4.20	3.74
80	4.90	4.69	3.95	80	4.51	4.36	3.82
81	5.13	4.87	4.02	81	4.71	4.53	3.90
82	5.39	5.07	4.09	82	4.92	4.71	3.97
83	5.66	5.28	4.14	83	5.16	4.90	4.03
84	5.96	5.49	4.19	84	5.41	5.10	4.09
85	6.28	5.71	4.23	85	5.69	5.31	4.15
86		5.94	4.27	86		5.53	4.20
87		6.17	4.30	87		5.75	4.24
88		6.41	4.32	88		5.98	4.27
89		6.64	4.34	89		6.22	4.30
90		6.87	4.35	90		6.45	4.32

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GUARANTEED ANNUITY TABLES

FIXED MONTHLY BENEFITS PER $1,000 APPLIED

JOINT AND SURVIVOR MONTHLY ANNUITY PAYMENTS

				Age of Female Annuitant
		50	55	60	65	70	80
Age of Male Annuitant	50	1.75	1.83	1.88	1.92	1.95
	55	1.81	1.92	2.01	2.08	2.13
	60	1.85	1.99	2.12	2.24	2.33	2.43
	65		2.04	2.21	2.38	2.53	2.73
	70			2.28	2.50	2.72	3.07
	80				2.63	2.98	3.78

VACC-0120NYCV	22	(New York) (11/2023)

CONTRACT SPECIFICATIONS PAGES

CONTRACT INFORMATION

Parties to the Contract	Date of Birth
Contract Owner: [John D. Doe]	[August 7, 1965]
Joint Owner: [Jane B. Doe]	[June 1, 1965]
Annuitant: [John D. Doe]	[August 7, 1965]
Co-Annuitant [N/A]	[N/A]
Contingent Owner: [N/A]	[N/A]
Contingent Annuitant: [N/A]	[N/A]

Additional Issuing Information
Contract Number: [01-0000000]
Date of Issue: [November 6, 2023]
Contract Type: [Non-qualified]
Initial Purchase Payment: [$50,000]
Annuity Commencement Date: [August 7, 2060]

SUMMARY OF CONTRACT EXPENSES

Base Contract Variable Account Charge

Mortality and Expense Risk Charge	[0.90]%

Applicable Contract Benefits (Standard or Elected)	Additional Charge

[Standard Death Benefit (Return of Premium)	None]
[Guaranteed Lifetime Withdrawal Benefit Rider	1.30%]

Contingent Deferred Sales Charge Table

Number of Completed Years Measured from the Date of the Purchase Payment	CDSC Percentage	Free Withdrawal Percentage

0	2.00%	10.00%

1	2.00%	10.00%

2	2.00%	10.00%

3	2.00%	10.00%

4	2.00%	10.00%

5 and thereafter	0.00%	Not Applicable

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PURCHASE PAYMENTS

Limits on Purchase Payments under the Contract

Any additional Purchase Payments must be specified at the time of application. Nationwide reserves the right to reject any additional Purchase Payments that are not received within six months of the Date of Issue. In no event will Nationwide accept additional Purchase Payments received on or after the first Contract Anniversary.

Total cumulative Purchase Payments under the Contract and any other annuity contract issued by Nationwide or any of its subsidiaries or affiliates with the same Contract Owner, Joint Owner, Annuitant, Co-Annuitant, Determining Life, and/or Joint Determining Life, if applicable, may not exceed $1,000,000 unless Nationwide agrees in writing to accept Purchase Payments exceeding $1,000,000. The consent of Nationwide will not be unreasonably withheld nor applied in a discriminatory manner. Any excess amount not accepted will be returned to the Contract Owner.

CONTRACT REQUIREMENTS

Minimum Initial Purchase Payment:	$[50,000]
Minimum Contract Value Amount:	$[2,000]
Minimum Annuity Payment Amount:	$20
Maximum Annuitant Age:	[80]
Maximum Co-Annuitant Age	[80]
Maximum Contingent Annuitant Age:	[80]
Maximum Purchase Payments for Death Benefit Adjustment	$[3,000,000]

AVAILABLE CONTRACT BENEFITS

Death Benefit	Additional Charge

Standard Death Benefit (Return of Premium)	None
Standard Death Benefit (Return of Premium) with Spousal Protection	None

Guaranteed Lifetime Withdrawal Benefit (“GLWB” Rider)
Guaranteed Lifetime Withdrawal Benefit Rider	[1.30]%
Guaranteed Lifetime Withdrawal Benefit Rider with Joint Option	[1.30]%

The GLWB Rider without the Joint Option is included for all contracts. The GLWB Rider with the Joint Option is available for election at the time of application.

The GLWB Rider charges are deducted from the Variable Account once each year based on the value of the Income Benefit Base (see the rider for details). If you elected the GLWB Rider with the Joint Option, we may assess a higher additional charge and/or offer lower Lifetime Withdrawal Percentages than would apply for the GLWB Rider without the Joint Option. The GLWB Rider charges are stated above and are guaranteed not to change for the life of the Contract. Refer to the GLWB Rider form for additional information.

VABB-0127NY	ii	(New York) (11/2023)